UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 6, 2024

TORTOISEECOFIN ACQUISITION CORP. III

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40633	98-1583266
(State or other jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

195 US HWY 50, Suite 208 Zephyr Cove, NV		89448
(Address of principal executive offices)		(Zip Code)

(913) 981-1020

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Ordinary Share, $0.0001 par value, and one-fourth of one redeemable warrant	TRTL.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	TRTL	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	TRTL WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Introductory Note

As previously disclosed by TortoiseEcofin Acquisition Corp. III, a Cayman Islands exempted company (“TRTL”), in its Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 21, 2024, on February 14, 2024, TRTL, One Energy Enterprises Inc., a Delaware corporation (“One Energy”), TRTL Holding Corp., a Delaware corporation and wholly-owned subsidiary of TRTL (“Pubco”), TRTL III Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of TRTL, OEE Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (each of the foregoing subsidiary entities, together the “Merger Subs”) entered into an Amended and Restated Business Combination Agreement (as amended, the “Business Combination Agreement,” and all of the transactions contemplated by the Business Combination Agreement, including the issuance of securities thereunder, the “Business Combination”).

On May 13, 2024, Pubco publicly filed a Registration Statement on Form S-4 (as may be amended or supplemented from time to time, the “Registration Statement”) with the SEC, which includes a preliminary proxy statement and a prospectus in connection with the Business Combination, a copy of which is available free of charge on the SEC’s website, www.sec.gov.

Item 7.01	Regulation FD Disclosure.

Attached as Exhibit 99.1 to this Current Report on Form 8-K (this “Current Report”), and incorporated into this Item 7.01 by reference, is a presentation that will be used by TRTL and One Energy at an analyst day scheduled for June 6, 2024, in connection with the Business Combination.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Additional Information and Where to Find It

In connection with the Business Combination, Pubco has filed the Registration Statement. SHAREHOLDERS OF TRTL AND ONE ENERGY AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRTL, ONE ENERGY, PUBCO AND THE BUSINESS COMBINATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE BUSINESS COMBINATION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE BUSINESS COMBINATION. When available, the definitive proxy statement and other relevant documents will be mailed to the shareholders of TRTL as of a record date to be established for voting on the Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement, and other documents filed by TRTL with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

TRTL’s shareholders will also be able to obtain a copy of such documents, without charge, by directing a request to: TortoiseEcofin Acquisition Corp. III, 195 US HWY 50, Suite 208, Zephyr Cove, NV 89448; e-mail: IR@trtlspac.com. These documents, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

TRTL, One Energy, Pubco, and their respective directors and executive officers may be deemed participants in the solicitation of proxies of TRTL’s shareholders in connection with the Business Combination. TRTL’s shareholders and other interested persons may obtain more detailed information regarding the names, affiliations and interests of certain of TRTL executive officers and directors in the solicitation by reading TRTL’s final prospectus filed with the SEC on July 21, 2021, in connection with TRTL’s initial public offering, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 24, 2022, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 22, 2023, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on April 1, 2024, and TRTL’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination, which may, in some cases, be different from those of shareholders generally, are set forth in the Registration Statement relating to the Business Combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This Current Report shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, or an exemption therefrom.

Forward-Looking Statements

This report may contain forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding One Energy, Pubco and the Business Combination and the future held by the respective management teams of TRTL or One Energy, the anticipated benefits and the anticipated timing of the Business Combination, future financial condition and performance of One Energy or Pubco and expected financial impacts of the Business Combination (including future revenue, profits, proceeds, pro forma enterprise value and cash balance), the satisfaction of Closing conditions to the Business Combination, financing transactions, if any, related to the Business Combination, the level of redemptions by TRTL’s public shareholders and the expected future performance and market opportunities of One Energy or Pubco. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this report, including, without limitation: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of TRTL’s securities, (ii) the risk that the Business Combination may not be completed by TRTL’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TRTL, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the requirements that the Business Combination Agreement and the transactions contemplated thereby be approved by the shareholders of TRTL and by the stockholders of One Energy, respectively, (iv) the failure to obtain regulatory approvals and any other third party consents, as applicable, as may be required to consummate the Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, or that redemptions by TRTL public shareholders may exceed expectations, (vi) the effect of the announcement or pendency of the Business Combination on One Energy’s business relationships, operating results, and business generally, (vii) risks that the Business Combination disrupts current plans and operations of One Energy, (viii) the outcome of any legal proceedings that may be instituted against One Energy or against TRTL related to the Business Combination Agreement or the Business Combination, (ix) the ability to maintain the listing of TRTL’s securities on New York Stock Exchange, (x) changes in the competitive market in which One Energy operates, variations in performance across competitors, changes in laws and regulations affecting One Energy’s business and changes in the capital structure of Pubco after the Closing, (xi) the ability to implement business plans, growth, marketplace, customer pipeline and other expectations after the completion of the Business Combination, and identify and realize additional opportunities, (xii) the potential inability of One Energy to achieve its business and growth plans, (xiii) the ability of One Energy to enforce its current material contracts or to secure long-term or other committed contracts with new or existing customers on terms favorable to One Energy, (xiv) the risk that One Energy will need to raise additional capital to execute its business plans, which may not be available on acceptable terms or at all, (xv) the risk that One Energy experiences difficulties in managing its growth and expanding operations, (xvi) the risk of One Energy’s cyber security measures being unable to prevent hacking or disruption to One Energy’s customers, and (xvii) the risk of economic downturn, increased competition, a changing of energy regulatory landscape and related impacts that could occur in the highly competitive energy market, including, among other things, that One Energy will not meet milestones for funding its ongoing and future project pipeline. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of TRTL’s initial public offering prospectus filed with the SEC on July 21, 2021, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 24, 2022, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 22, 2023, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on April 1, 2024, and subsequent periodic reports filed by TRTL with the SEC, the Registration Statement and other documents filed or to be filed by TRTL or Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither One Energy nor TRTL assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither One Energy nor TRTL gives any assurance that either One Energy or TRTL, or Pubco, will achieve its expectations.

Information Sources; No Representations

The report furnished herewith has been prepared for use by TRTL and One Energy in connection with the Business Combination. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of TRTL derived entirely from TRTL and all information relating to the business, past performance, results of operations and financial condition of One Energy or Pubco, after the Closing, are derived entirely from One Energy. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of this report. To the fullest extent permitted by law in no circumstances will TRTL, One Energy, or Pubco, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this report (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of One Energy or the prospective operations of One Energy has been derived, directly or indirectly, exclusively from One Energy and has not been independently verified by TRTL or any other party. Neither the independent auditors of TRTL nor the independent auditors of One Energy audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in this report and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of this report.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

99.1	Presentation

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TORTOISEECOFIN ACQUISITION CORP. III

Date: June 6, 2024	/s/ Vincent T. Cubbage
Vincent T. Cubbage Chief Executive Officer

HOW WE MAKE A PROJECT HAPPEN Analyst Site Visit, June 2024 Exhibit 99.1

DISCLAIMER (1 of 2) PLEASE TAKE THE TIME TO READ THESE IMPORTANT DISCLAIMERS, WARNINGS, AND CLARIFICATIONS One Energy Enterprises Inc. (“One Energy” and referred to herein from time to time as “One Power”) has prepared this presentation. This Presentation contains information about a proposed business combination (the “Business Combination”) between One Energy and TortoiseEcofin Acquisition Corp. III (referred to as “TRTL”). The information contained herein does not purport to be all-inclusive and the information contained herein is preliminary and subject to change and such changes may be material. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this presentation. Neither One Power nor TRTL provide any guarantees of any kind that the Business Combination will be consummated. This presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities of One Power, TRTL or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be effected. In connection with the proposed Business Combination, TRTL Holding Corp., a wholly owned subsidiary of TRTL, filed a registration statement on Form S-4 on May 13, 2024 (the “Registration Statement”) with the Securities Exchange Commission (the “SEC”) that includes a preliminary proxy statement to be distributed to shareholders of TRTL in connection with TRTL’s solicitation of proxies for the vote by its shareholders with respect to the Business Combination. TRTL may also file other documents with the SEC regarding the Business Combination, and prospective investors, before making any investment or voting decision, shareholders and other interested persons are advised to read, when available, the Registration Statement and preliminary proxy statement/prospectus and any amendments thereto, and the definitive proxy statement/prospectus in connection with TRTL’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the Business Combination. shareholders will also be able to obtain a copy of the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus once they are available, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: TortoiseEcofin Acquisition Corp III 195 US HWY 50 Suite 208 Zephyr Cove, NV 89448. The information set forth in this presentation has been prepared for informational purposes and should be read in conjunction with the Registration Statement. In addition, the information contained in this presentation is as of the date hereof, and One Power and TRTL have no obligation to update such information, including in the event that such information becomes inaccurate. The delivery of this presentation and the information contained herein shall not create any liability or obligation whatsoever for TRTL or One Power. No representations or warranties are made by One Power or TRTL or any of their affiliates as to the accuracy or completeness of any statements contained in this presentation or any additional materials. This presentation should not be considered as a recommendation by One Power or TRTL or any of their respective agents to acquire any securities or to enter into any transaction. This presentation includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that reflect current views of One Power or TRTL with respect to, among other things, operations and financial performance. Forward-looking statements may be identified by the use of words such as “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek,” “foreseeable” and similar terms and phrases in this presentation. All statements about the future are forward looking statements unless unambiguously noted otherwise. Forward-looking statements contained in this presentation are based on One Power’s current expectations and are subject to changes in circumstances and other risks and uncertainties. Given One Power's rapid growth and the significant impact of the proposed merger, the likelihood of discrepancies in these forward-looking statements is increased. One Power and TRTL cannot assure you that future developments affecting One Power or TRTL will be those that One Power or TRTL have anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the control of TRTL or One Power. Any forward-looking statement made by One Power or TRTL in this presentation speaks only as of the date of this presentation. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for One Power or TRTL to predict all of them. One Power may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments or other strategic transactions One Power may make. One Power and TRTL undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. VERSION 20240521

DISCLAIMER (2 of 2) PLEASE TAKE THE TIME TO READ THESE IMPORTANT DISCLAIMERS, WARNINGS, AND CLARIFICATIONS There are numerous risks that could cause statements made in this presentation or in the Registration Statement that could affect One Power. Risk Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of TRTL’s securities, (ii) the risk that the Business Combination may not be completed by TRTL’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TRTL, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the requirements that the Merger Agreement and the transactions contemplated thereby be approved by the shareholders of TRTL and by the shareholders of One Energy, respectively, (iv) the failure to obtain regulatory approvals and any other third party consents, as applicable, as may be required to consummate the Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, or that redemptions by TRTL public shareholders may exceed expectations, (vi) the effect of the announcement or pendency of the Business Combination on One Energy's business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of One Energy, (viii) the outcome of any legal proceedings that may be instituted against One Energy or against TRTL related to the Merger Agreement or the Business Combination, (ix) the ability to maintain the listing of TRTL’s securities on NYSE, (x) changes in the competitive market in which One Energy operates, variations in performance across competitors, changes in laws and regulations affecting One Energy’s business and changes in the capital structure of the Combined Company after the Closing, (xi) the ability to implement business plans, growth, marketplace, customer pipeline and other expectations after the completion of the Business Combination, and identify and realize additional opportunities, (xiii) the potential inability of One Energy to achieve its business and growth plans, (xiv) the ability of One Energy to enforce its current material contracts or to secure long-term or other committed contracts with new or existing customers on terms favorable to One Energy, (xv) the risk that One Energy will need to raise additional capital to execute its business plans, which may not be available on acceptable terms or at all; (xvi) the risk that One Energy experiences difficulties in managing its growth and expanding operations; (xvii) the risk of our cyber security measures being unable to prevent hacking or disruption to our customers; and (xviii) the risk of economic downturn, increased competition, a changing of energy regulatory landscape and related impacts that could occur in the highly competitive energy market, including, among other things, that One Energy will not meet milestones for funding its ongoing and future project pipeline. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” sections of the Registration Statement, of TRTL’s initial public offering prospectus filed with the SEC on July 21, 2021, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on April 1, 2024, and subsequent periodic reports filed by TRTL with the SEC, and other documents filed or to be filed by TRTL from time to time with the SEC. The presentation also includes industry and market data from third-party sources, which One Power believes to be reliable but which neither One Power, not TRTL, nor any other party has not independently verified. You are cautioned not to give undue weight to such industry and market data. Trademarks, trade names, and service marks mentioned in the presentation are owned by One Energy, One Power, or another entity, and their use does not imply endorsement or sponsorship. Specific trademarks referenced here for clarity include Wind For Industry®, ManagedHV®, Megawatt Hubs™, and One Power Company™. This presentation may also contain trademarks, trade names and service marks of other parties, and the One Power does not intend its use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of the One Power by, these other parties. Non-GAAP Financial Measures The KPIs shown in this presentation are non-GAAP metrics. These non-GAAP financial measures are not defined by GAAP and should not be considered in isolation or as an alternative financial statements prepared in accordance with GAAP. Participants in the Solicitation TRTL and One Energy and their respective directors and executive officers may be deemed participants in the solicitation of proxies of TRTL’s shareholders in connection with the Business Combination. TRTL’s shareholders and other interested persons may obtain more detailed information regarding the names, affiliations and interests of certain of TRTL executive officers and directors in the solicitation by reading, in addition to the information contained in the Registration Statement, TRTL’s final prospectus filed with the SEC on July 21, 2021, in connection with TRTL’s initial public offering, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 24, 2022, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 22, 2023, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on April 1, 2024, and TRTL’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of shareholders generally, is set forth in the Registration Statement. These documents can be obtained free of charge from the source indicated above. To better understand ONE, TRTL, and the Business Combination please read the most recent filed copy of the Registration Statement, which is now available at https://www.sec.gov/edgar/browse/?CIK=2011562 and clicking on the link for the most recent filed copy.

INTRODUCTIONS Chelsea is a licensed Professional Engineer who is responsible for all of One Energy’s construction projects and self-perform construction team. She built One Energy’s self-perform team and has pioneered One Energy’s systematic approach to project engineering and construction. Chelsea has built more than 30 MW of on-site wind generation facilities, including the three largest behind-the-meter wind projects in the country. She received her B.S. in Civil Engineering from The Ohio State University. She is also an EMT, a tower rescue instructor, and a crane operator. Chelsea is the co-author of a United States patent. Jessica is One Energy’s wind project development and feasibility expert. She built, and now leads, One Energy’s project development process and team. She developed the algorithms, methods, and processes used to take Wind for Industry® projects from first conception through project groundbreaking. Jessica’s team has become the leading developer of on-site wind energy in the country. She earned her B.S. in Engineering: Earth Systems Science and Engineering, with a Climate Physics Concentration, and her M.S. in Atmospheric Science from the University of Michigan. Jessica is a member of the American Meteorological Society and runs One Energy’s weather risk team. Chelsea Bumb SVP, Head of Construction Jessica Grosso SVP, Head of Project Planning & Technology

VERTICAL INTEGRATION HELPS US CREATE A LASTING COMPETITIVE ADVANTAGE Development Engineering Procurement Construction Operations Finance Analytics Vertical Integration: We can think, act, and optimize across projects, across project life cycles, and across our customers. When WE make promises – WE keep them. The goal of this presentation is to help you understand how One Power’s vertical integration works across a project life cycle to make a project happen.

OUR WHALE HUNTING PROCESS SCOUTING HARPOONING BEACHING HARVESTING EATING Our project development, sales, and execution process was originally heavily influenced by the book “Whale Hunting: How to Land Bid Sales and Transform Your Company” by Tom Searcy and Barbara Weaver Smith. The book lays out an alternative implementation of Miller Heiman strategic sales process. We have adapted and refined the process over the last decade based on our experiences. Finding, tracking, and landing whale-sized projects

SCOUTING Finding projects to target

SCOUTING Land and Expand Targeted in Market Analysis Economic Development Our Analytics Team Public Visibility/Word of Mouth How do we find projects and fill the pipelines?

If every industrial just did better, instead of talking about being perfect, the world would be cleaner. SCOUTING Basic requirements to install utility-scale wind turbines on-site: FAA Clearance Available Land Energy Consumption Wind Resource

If every industrial just did better, instead of talking about being perfect, the world would be cleaner. SCOUTING Due Diligence Completed in Scouting: High-level screening to determine if it is a Good Project and a Good Customer. Identify Land and Expand potential. Good Project Financially-driven decision In target area Contiguous usable land Minimal non-commercial neighbors Good Customers Have multiple viable sites Clear internal approval process Value energy-rate-risk protection Have a long operating history Fits our underwriting policy

HARPOONING Get the customer hooked

HARPOONING Propose multiple scenarios Provide an estimated rate based on scenario conditions Identify major project hurdles (fatal flaw analysis) Determine next steps in the development process Provide materials to pitch within internal approval process Gives customer business case for the project and provides enough information to move towards contract negotiations. Complete an Initial Evaluation or Net Zero Proposal Comprehensive report to determine technical viability, financial feasibility, and commercial implications of a project.

If every industrial just did better, instead of talking about being perfect, the world would be cleaner. HARPOONING Initial Evaluation or Net Zero proposal is usually started after first introductory call with the customer. All Initial Evaluations and Net Zero proposals are confidential (no public contacts are made), completed in-house, and are at no charge to the customer. 1 2 3 4 Electricity Bills 15-min Electrical Load Information (when necessary) Land Use Plans One-Line Diagram Needed from customer to complete:

If every industrial just did better, instead of talking about being perfect, the world would be cleaner. HARPOONING Key pieces to an Initial Evaluation or Net Zero Proposal Current facility electrical consumption and utility analysis On-site energy production estimates Initial project siting and design Initial regulatory review Initial engineering design Financial analysis and preliminary REA rate Next steps

If every industrial just did better, instead of talking about being perfect, the world would be cleaner. HARPOONING On-site data campaign Dive deeper on identified issues Send draft REA to start negotiations Engineering site walk-down Common Next Steps After Delivery Initial Evaluation or Net Zero Proposal sent to customer Includes report, presentation, executive summary, one-pager, USB, and handwritten note.

BEACHING Bring the project home

If every industrial just did better, instead of talking about being perfect, the world would be cleaner. BEACHING The full finance-grade due diligence for a project is completed. We call all these components our Project Due Diligence Package (PDDP). Multiple departments collaborate to complete the PDDP to ensure the project is “shovel ready”. On-site data campaign is completed to lock in REA rate (if needed) and determine turbine model site suitability. Wind Resource Assessment (WRA) and Project Performance Report (PPR) follow our published methodologies.

If every industrial just did better, instead of talking about being perfect, the world would be cleaner. BEACHING Zoning and permitting plan Energy production estimates Financial and REA rate locked in High level engineering design For an REA to be executed, we need to know

If every industrial just did better, instead of talking about being perfect, the world would be cleaner. BEACHING 12 Standalone Appendices WRA PPR Project Siting Site Utility and Rate Analysis Customer Financial Analysis Commercial 7. Project Financials 8. Permitting Analysis 9. Land 10. Engineering and Construction 11. Project Drawings 12. Solar and/or ManagedHV® (if applicable) Beaching ends with a fully executed Renewable Energy Agreement (REA)

HARVESTING Announce and physically execute the project

HARVESTING Each step, and the extent to which it is followed, is at the customer’s discretion. GOAL: Tell all Key External Stakeholders at once. REA EXECUTION KEY STAKEHOLDER MEETING CUSTOMER INTERNAL ANNOUNCEMENT PUBLIC PRESS RELEASE SUBMIT LOCAL ZONING PERMIT BEGIN THE COMMUNITY ROLLOUT PROCESS FOR THE PROJECT COMMUNICATE KEY INFORMATION TO THE KEY STAKEHOLDERS IN THE COMMUNITY ALL AT ONCE INFORM EMPLOYEES OF THE CUSTOMER’S PLAN TO MOVE FORWARD WITH THE PROJECT INFORM THE GENERAL PUBLIC ABOUT THE PROJECT SUBMIT THE LOCAL ZONING PERMIT APPLICATION DIRECTLY FOLLOWING THE PUBLIC PRESS RELEASE Community Rollout Process This is One Energy’s standard community rollout process.

HARVESTING Pre-Construction Issued for construction drawing set Land acquisition Construction zoning and permitting, as required Jobsite preparation Final budget and schedules Procurement of long lead items

HARVESTING Site Mobilization Civil Work Foundation Installation Collection Line/Overhead Electrical Installation Erection Commissioning Handoff to Operational Team The now “shovel ready” project moves to the construction team

HARVESTING Foundation Installation Civil Installation

HARVESTING Component Deliveries Electrical Installation

HARVESTING Erection Activities

HARVESTING One Energy utilizes a self-perform crew comprised of technicians and engineers to complete the installation of the following types of projects:  Wind Turbine Systems Underground Electrical Systems  Substations  Electrical Equipment Installation

HARVESTING

One Energy creates efficiency through:

1. Prioritizing Safety and Quality
2. Design One Build Many* ("D1BM")
3. Value Engineering
4. Self-Perform Installation
5. Efficient Yard Plan
6. Standard Operating Procedures
7. Stocking Long Lead, Critical Components

*Design and optimize across projects as well as project life cycles.

28

EATING Operate the project

If every industrial just did better, instead of talking about being perfect, the world would be cleaner. EATING Operation of the project after construction is complete. Balance of Plant Service Agreements Production Reports and Operating Analytics Customer Billing 24/7 System Operator and Control Room Support Financial Reporting

If every industrial just did better, instead of talking about being perfect, the world would be cleaner. EATING Operational Goals Ensure a safe and high-quality operation Be available to our customers through the life cycle of the project Reduce downtime through comprehensive preventative maintenance Deliver prompt responses to unscheduled maintenance needs Control operating expenses

If every industrial just did better, instead of talking about being perfect, the world would be cleaner. EATING “Balance of Plant” – Servicing items that support the primary infrastructure Service Agreements Access Road Maintenance Foundation Collection Line SCADA/Control Functions Networking Overseeing Service Agreements and Warranties Scheduling Services Auditing Maintenance Cycles Administering Contracts

If every industrial just did better, instead of talking about being perfect, the world would be cleaner. EATING Production Reports and Operating Analytics Customer Billing Compiling Downtime and Production Data Reviewing Operational Analytics Renewable Energy Credits Strategies and Reporting Invoice a Customer from Revenue Meter

If every industrial just did better, instead of talking about being perfect, the world would be cleaner. EATING 24/7 System Operator and Control Room Support Project Reporting Dispatching teams to decrease project downtime during faulted events Monitoring project status 24/7/365 Completing necessary regulatory and financial reporting as needed

WHALEHUNTING PROJECT PROCESS Identify high-potential projects and integrate them into the pipeline. Complete comprehensive report to determine technical viability, financial feasibility, and commercial implications of project and build customer relationship. Finalize the Project Due Diligence Package (PDDP), develop a zoning and permitting plan, negotiate the terms, and ultimately execute the Renewable Energy Agreement (REA) Commence the community rollout to key stakeholders, implement the permitting and zoning plan, and initiate construction. Maintain the operational assets to the highest standard while minimizing downtime.